

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2016

Robert Julian
Senior Vice President and Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

  Re: Callaway Golf Company
     Form 10-K for the Year Ended December 31, 2015
     Filed March 4, 2016
     File No. 001-10962

Dear Mr. Julian:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Andrew Mew

             Andrew Mew
             Senior Assistant Chief Accountant
             Office of Transportation and Leisure